Exhibit 3.1
ARTICLES OF AMENDMENT
TO
AMENDED & RESTATED ARTICLES OF INCORPORATION
OF
MEDIACO HOLDING INC.

April 17, 2024

MediaCo Holding Inc., a corporation organized and existing under the laws of the State of Indiana (the “Corporation”), does hereby certify that, pursuant to authority conferred upon the Board of Directors of the Corporation (the “Board of Directors”) by Article VIII of the Amended and Restated Articles of Incorporation of the Corporation (as previously amended on December 13, 2019, the “Articles of Incorporation”), and pursuant to the provisions of the Indiana Business Corporation Law, the Board of Directors, at a special meeting held on April 16, 2024, adopted resolutions providing for the designation, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions of the Corporation’s Series B Preferred Stock, which resolutions are as follows:

WHEREAS, the Articles of Incorporation provides for four classes of shares known as Class A Common Stock, Class B Common Stock, Class C Common Stock and preferred stock (“Preferred Stock”); and

WHEREAS, the Board of Directors is authorized by the Articles of Incorporation to provide for the issuance of the shares of Preferred Stock in one or more series, and by filing articles of amendment pursuant to the applicable law of the State of Indiana, to establish from time to time the number of shares to be included in each such series, and to fix the designation, preferences and rights of the shares of each such series and the qualifications, limitations and restrictions thereof, including, without limitation, the voting rights, dividend rate, purchase or sinking funds, provisions for redemption, conversion rights, redemption price and liquidation preference.

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors deems it advisable to, and hereby does, designate a Series B Preferred Stock and fixes and determines the preferences, rights, qualifications, limitations and restrictions relating to the Series B Preferred Stock as follows:

1.           Definitions.

“Accreted Dividends” means, as of any date of determination, with respect to each outstanding share of Series B Preferred Stock, the aggregate amount of Dividends that have been added to the Stated Value of such share pursuant to Section 3.1 and that have not subsequently been paid in cash pursuant to Section 3.2.

“Affiliate” means a Person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, a specified Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made. The term “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as applied to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other ownership interest, by contract or otherwise. For the avoidance of doubt, the Investor shall not be deemed an Affiliate of the Corporation, and vice versa, for purposes hereof.

“Asset Purchase Agreement” means that certain Asset Purchase Agreement, dated on or about the date hereof, by and among the Corporation, MediaCo Operations LLC, a Delaware limited liability company, Estrella Broadcasting, Inc., a Delaware corporation, and SLF LBI Aggregator, LLC, a Delaware limited liability company.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by applicable Law to close.

“Change of Control” shall mean (i) the acquisition by any person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act), other than the Investor or Standard General or any of their respective Affiliates, in a single transaction or a series of related transactions, of more than 50% of the total voting power of the Corporation (other than in a Non-Triggering Transaction (as defined below)), or (ii) the consummation of a merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Corporation that requires the approval of the Corporation’s stockholders (a “Merger”), or the sale or other disposition of all or substantially all of the assets of the Corporation and its Subsidiaries to an entity that is not the Corporation or a wholly-owned subsidiary of the Corporation (a “Sale”), unless immediately following such Merger or Sale more than 50% of the total voting power of (x) the entity resulting from such Merger or the entity which has acquired all or substantially all of the assets of the Corporation and its Subsidiaries (in either case, the “Surviving Entity”), or (y) if applicable, the ultimate parent entity that directly or indirectly has beneficial ownership of 100% of the voting power of the Surviving Entity, is held by the holders of the voting power of the Corporation immediately prior to such Merger or Sale and in materially the same proportion to one another as they held prior to such Merger or Sale (any such Merger or Sale, a “Non-Triggering Transaction”).

“Closing Date” has the meaning set forth in the Asset Purchase Agreement.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Dividend” means the dividends accrued or to be made by the Corporation in respect of the Series B Preferred Stock in accordance with Section 3.1.

“Dividend Accrual Date” means March 31, June 30, September 30 and December 31, of each year, commencing on June 30, 2024.

“Dividend Rate” means 6.00% per annum; provided, however, that if a Trigger Event has occurred and is continuing, the Dividend Rate shall increase to:

(i) 8.00% per annum during the first (1st) six-month period after the occurrence of the Trigger Event;

(ii) 8.50% per annum during the second (2nd) six-month period after the occurrence of the Trigger Event;

(iii) 9.00% per annum during the third (3rd) six-month period after the occurrence of the Trigger Event;

(iv) 9.50% per annum during the fourth (4th) six-month period after the occurrence of the Trigger Event;

(v) 10.00% per annum during the fifth (5th) six-month period after the occurrence of the Trigger Event;

(vi) 10.50% per annum during the sixth (6th) six-month period after the occurrence of the Trigger Event;

(vii) 11.00% per annum during the seventh (7th) six-month period after the occurrence of the Trigger Event;

(viii) 11.50% per annum during the eighth (8th) six-month period after the occurrence of the Trigger Event; and

(ix) 12.00% per annum during any period thereafter;

until such Trigger Event is cured, at which point the Dividend Rate shall return to 6.00% per annum so long as no subsequent Trigger Event has occurred and is continuing.

“Equity Incentive Plan” means (a) any bona fide equity incentive plan of the Corporation approved in good faith by the Board of Directors for the purposes of issuing equity incentive or bonus compensation to any employees, directors or other service providers of the Corporation or any of its Subsidiaries and (b) any grant or issuance agreements executed in accordance with the foregoing.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

“Governmental Authority” means the government of the United States or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supranational bodies such as the European Union or the European Central Bank).

“Holder” means a holder of shares of Series B Preferred Stock.

“Initial Stated Value” means $1,000 per share of Series B Preferred Stock.

“Investor” means HPS Investment Partners LLC and/or funds accounts or other investment vehicles controlled, managed or advised by HPS Investment Partners LLC.

“Investor Director Designees” has the meaning set forth in the Stockholders Agreement.

“Laws” means, collectively, all international, foreign, federal, state and local statutes, treaties, rules, regulations, ordinances, codes and administrative or judicial precedents or authorities and executive orders, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority.

“Liquidation Event” means any bankruptcy, liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

“Liquidation Preference” means, with respect to each share of Series B Preferred Stock, an amount equal to the sum of (i) the then-current Stated Value of such share of Series B Preferred Stock and (ii) all accrued Dividends thereon at the time of determination that have not been paid in cash or added to the Stated Value pursuant to Section 3.1.

“Mailing Date” has the meaning set forth in the Asset Purchase Agreement.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust (including any beneficiary thereof), a joint venture, an unincorporated organization or a governmental entity or any department, agency or political subdivision thereof.

“Redemption Date” means the Mandatory Redemption Date or Optional Redemption Date, as applicable.

“Required Parent Stockholder Approval” has the meaning set forth in the Asset Purchase Agreement.

“Standard General” means Standard General, L.P.

“Stated Value” means, with respect to each outstanding share of Series B Preferred Stock, the Initial Stated Value of such share of Series B Preferred Stock as the same may be increased pursuant to Section 3.1 or decreased pursuant to Section 3.2; provided that the Stated Value shall never be less than the Initial Stated Value.

“Stockholders Agreement” means that certain stockholders agreement entered into among the Corporation, SG Broadcasting LLC, and the Investor, dated on or about the date hereof.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a limited liability company, partnership, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof.  For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be or control any managing director or general partner of such limited liability company, partnership, association or other business entity.

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“Trigger Event” means each of the following: (i) any failure by the Corporation to redeem the shares of Series B Preferred Stock when required pursuant to Section 4, (ii) any payment default under, or acceleration of, the Corporation’s indebtedness for borrowed money with an aggregate principal amount outstanding thereunder exceeding $1.0 million, (iii) any breach of the consents rights set forth in Section 6, and (iv) any material breach by the Corporation of its other obligations, covenants or agreements set forth herein if such breach has not been cured within sixty (60) calendar days of such breach.

Promptly, and in any event within two (2) Business Days of the time any officer of the Corporation becomes aware of the occurrence of a Trigger Event, the Corporation shall provide notice to all Holders of such event with a sufficiently detailed summary of the events giving rise to such Trigger Event.

2.           Designation; Ranking.

2.1         A total of sixty thousand (60,000) shares of the Corporation’s Preferred Stock shall be designated the “Series B Preferred Stock” (referred to herein as “Series B Preferred Stock”). Subject to Section 6.1(e), the Series B Preferred Stock shall rank senior and in priority of payment to all other equity securities of the Corporation, including with respect to any repayment, redemption, distributions, bankruptcy, insolvency, liquidation, dissolution or winding-up.

3.           Dividends.

3.1          From and after the issuance date of each share of the Series B Preferred Stock, preferential cumulative dividends shall accumulate on a daily basis in arrears at the Dividend Rate as in effect from time to time on the then-current Stated Value of such share of Series B Preferred Stock, and such amount shall be automatically, whether or not declared by the Board of Directors and without any further action required by any party, added to the Stated Value of such share of Series B Preferred Stock on the Dividend Accrual Date, unless declared by the Board of Directors and paid in cash on the Dividend Accrual Date. Dividends shall be calculated assuming a 360-day year consisting of twelve 30-day months.

3.2         At any time and from time to time when there are Accreted Dividends, the Corporation’s Board of Directors, or any authorized committee thereof, may declare and cause the Corporation to pay in cash, to the Holders on a record date fixed in accordance with the provisions of the Indiana Business Corporation Law, a dividend per share of Series B Preferred Stock equal to all or a portion of the Accreted Dividends on such share of Series B Preferred Stock, and the Stated Value and the amount of Accreted Dividends for such share of Series B Preferred Stock shall be reduced by the amount of such cash payment once paid. Any Dividends paid to Holders shall be paid pro rata among the Holders, based on the aggregate Stated Value of the shares of Series B Preferred Stock held by each Holder relative to the aggregate Stated Value of all shares of Series B Preferred Stock held by all Holders, and shall be paid in cash.

3.3        For the avoidance of doubt, no Dividend may be declared unless paid to the Holders in cash (it being understood that no Dividends may be declared or paid in securities or otherwise “in kind”).

4.           Redemption.

4.1          (a)          In the event of (i) a Change of Control, (ii) a Liquidation Event, (iii) a Trigger Event or (iv) the seventh (7th) anniversary of the Closing Date, the Corporation shall be required to redeem all shares of Series B Preferred Stock on the terms set forth in this Section 4.1 at a cash price per share equal to the then-current Liquidation Preference on the date of redemption (the “Mandatory Redemption Date”), which Mandatory Redemption Date shall be no later than the earlier of (i) the tenth (10th) Business Day following the Change of Control, the Liquidation Event or the Trigger Event, as applicable, and (ii) the date on which any other security holder or lender of the Corporation will receive a payment in connection with such Change of Control, Liquidation Event or Trigger Event. If on any Mandatory Redemption Date, Indiana law governing distributions to shareholders prevents the Corporation from redeeming all shares of Series B Preferred Stock, the Corporation shall ratably redeem the maximum number of shares of Series B Preferred Stock that it may redeem consistent with such law, and shall redeem the remaining shares of Series B Preferred Stock as soon as it may lawfully be permitted to do so under such law, in each case, prior to making any payments or distributions to other equity holders of the Corporation.

In connection with the foregoing required redemption, the Corporation shall send a notice to each Holder (the “Mandatory Redemption Notice”) promptly after the Corporation learns that such Change of Control, Liquidation Event or Trigger Event has occurred, or will occur stating (a) that a Change of Control, Liquidation Event or Trigger Event has occurred, or will occur, and that, in connection therewith, the Corporation will be redeeming such Holder’s shares of Series B Preferred Stock at a cash price per share equal to the then-current Liquidation Preference on the Mandatory Redemption Date, which date shall be specified in the notice, and (b) the reasonable procedures determined by the Corporation in good faith, consistent with this Section 4.1, that a Holder must follow in connection with the redemption. Notwithstanding the foregoing, the failure of a Holder to actually receive such notice nor any defect in such notice shall affect the absolute and unconditional requirement to redeem all shares of Series B Preferred Stock as provided in this Section 4.1. Each Holder shall use its reasonable best efforts to comply with the procedures for redemption specified in the Mandatory Redemption Notice, provided that failure by any Holder to comply with the procedures for redemption specified in the Mandatory Redemption Notice shall not affect or in any way limit the right of such Holder to receive payment of the redemption price pursuant to this Section 4.1.

4.2          At any time, and from time to time, the Corporation shall have the right, at its option, to redeem, in whole or in part, outstanding shares of Series B Preferred Stock at a redemption price per share equal to the then-current Liquidation Preference of such share of Series B Preferred Stock on the date of redemption (the “Optional Redemption Date”), which Optional Redemption Date shall be no less than ten (10) and no more than sixty (60) calendar days following the delivery by the Corporation to the Holders of the Optional Redemption Notice (as defined below).

In connection with the foregoing optional redemption, the Corporation shall send a notice to each Holder of Series B Preferred Stock (the “Optional Redemption Notice”) no less than ten (10) and no more than sixty (60) calendar days prior to the Optional Redemption Date, stating (a) that the Corporation intends to redeem such Holder’s shares of Series B Preferred Stock at a cash price per share equal to the then-current Liquidation Preference on the Optional Redemption Date, which date shall be specified in the notice, and (b) the reasonable procedures determined by the Corporation in good faith, consistent with this Section 4.2, that a Holder of Series B Preferred Stock must follow in connection with the redemption. Each Holder shall use its reasonable best efforts to comply with the procedures for redemption specified in the Optional Redemption Notice, provided that failure by any Holder to comply with the procedures for redemption specified in the Optional Redemption Notice shall not affect or in any way limit the right of such Holder to receive payment of the redemption price pursuant to this Section 4.2.

Notwithstanding anything in the foregoing to the contrary, any Optional Redemption Notice may, at the Corporation’s option, be subject to one or more conditions precedent, and, if such redemption is so subject to satisfaction of one or more conditions precedent, the Optional Redemption Notice shall describe each such condition, and if applicable, shall state that, in the Corporation’s discretion, the redemption date may be delayed until such time (including more than sixty (60) days after the date the Optional Notice of Redemption was delivered) as any or all such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the Optional Redemption Date, or by the Optional Redemption Date as so delayed.

4.3         If the Mandatory Redemption Notice or the Optional Redemption Notice, as applicable, shall have been duly given, and if on the Mandatory Redemption Date or the Optional Redemption Date, as applicable, the redemption price payable upon redemption of the shares of Series B Preferred Stock to be redeemed on such Redemption Date is paid, then dividends with respect to such shares of Series B Preferred Stock shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after the Mandatory Redemption Date or the Optional Redemption Date, as applicable, terminate, except only the right of the Holders to receive the redemption price.

4.4        Any share or shares of Series B Preferred Stock acquired by the Corporation by reason of redemption, purchase, or otherwise shall be canceled and not reissued.  Upon the cancellation of all outstanding shares of Series B Preferred Stock, the provisions of this Designation of Series B Preferred Stock shall terminate and have no further force and effect.

4.5          Any redemption price payable under this Section 4 shall be due and payable, in cash in immediately available funds, to the Holders on the applicable Redemption Date.

5.          Forced Sale Remedy; Securities Offering Remedy.

5.1         If the Corporation fails to redeem the Series B Preferred Stock when required pursuant to Section 4, the Corporation shall initiate a process to consummate, at the Corporation’s option, either (i) a sale of the Corporation and its Subsidiaries to an independent third party, including a sale of all, substantially all, or a part of the assets of the Corporation and its Subsidiaries (a “Sale Remedy”) or (ii) a securities offering (a “Securities Offering Remedy”), in each case, the net cash proceeds of which must suffice to, and be used to, satisfy its redemption obligations in accordance with Section 4.

5.2         Subject to the terms of the remainder of this Section 5, the Corporation shall manage and control the Sale Remedy Process and the Securities Offering Remedy process and may elect to pursue both processes as alternatives. The Corporation shall keep the Holders reasonably updated on such processes. In the event the Corporation fails to consummate either a Sale Remedy or a Securities Offering Remedy sufficient to consummate the applicable redemption within twelve (12) months of the applicable Redemption Date, then:

(a) until such redemption shall have been satisfied in full, the Investor, on behalf of the holders of the outstanding shares of Series B Preferred Stock, shall have the right, which may be exercised by written notice to the Corporation, to designate two (2) members to the Board of Directors (and replacements thereof if any such director shall resign or be unable to serve), which members (and any replacements thereof) shall be entitled to the same rights and protections to which the Investor Director Designees are entitled pursuant to Sections 3.4, 5.1, and 5.2 of the Stockholders Agreement;

(b) the Board of Directors shall form a special committee (the “Special Committee”) comprised only of the members of the Board of Directors the Investor, on behalf of the holders of the outstanding shares of Series B Preferred Stock, instructs the Board of Directors by written notice to the Corporation to appoint to the Special Committee (including replacements thereof if any such director shall resign or be unable to serve); and

(c) to the fullest extent permitted by applicable law, the Board of Directors shall empower the Special Committee to have the sole power to direct such Sale Remedy and/or Securities Offering Remedy at the Corporation’s expense until the Corporation has satisfied the applicable redemption in full.

To the fullest extent permitted by applicable law, the Corporation shall (i) cause its and its Subsidiaries’ directors, officers and employees to cooperate fully with the process of any Sale Remedy or Securities Offering Remedy provided for pursuant to this Section 5 and (ii) indemnify the members of the Special Committee, to the fullest extent permitted by applicable Law, in connection with their serving on the Special Committee and any actions taken in connection therewith. The Investor and each Holder shall have all remedies available at law and in equity in respect of enforcement of the foregoing provisions, including specific performance.

6.          Consent Rights.

6.1         So long as any shares of Series B Preferred Stock are outstanding, the Corporation shall not, directly or indirectly (including through any of its Subsidiaries), without the affirmative vote of the Holders of a majority of the then outstanding shares of Series B Preferred Stock, whether by written consent or at a meeting of the Holders duly called for such purpose, unless the outstanding shares of Series B Preferred Stock shall be redeemed in full upon the occurrence of such event:

(a) amend, alter, repeal or change the rights, preferences or privileges of the Series B Preferred Stock;

(b) amend, alter, repeal or change any provision of the Corporation’s Articles of Incorporation or its bylaws or this Articles of Amendment, in each case, in any manner that would adversely change the rights, preferences or privileges of, or impose any additional obligations on, the Holders;

(c)          declare, pay or set aside any dividend or make any distribution with respect to any equity security of the Corporation other than (i) to Holders of the Series B Preferred Stock, (ii) dividends or distributions of equity securities junior to the Series B Preferred Stock (including pursuant to a shareholder rights agreement or “poison pill”), and (iii) distributions and payments, in an aggregate amount, including any amounts paid pursuant to clause (d)(iv) below, of up to $5.0 million per fiscal year of the Corporation;

(d)          redeem, purchase or otherwise acquire any of the Corporation’s equity securities other than (i) repurchases of shares of equity securities from employees, officers and directors of the Corporation pursuant to an Equity Incentive Plan following the termination of their employment or services, to satisfy tax obligations or otherwise in accordance with such Equity Incentive Plan, (ii) redemptions and repurchases of equity securities in exchange solely for equity securities junior to the Series B Preferred Stock, (iii) redemptions, repurchases and acquisitions of shares of Series B Preferred Stock and (iv) redemptions, repurchases and acquisitions in an aggregate amount, including any amounts paid pursuant to clause (c)(iii) above, of up to $5.0 million per fiscal year of the Corporation;

(e)           issue any equity securities (including equity-linked instruments and including by reclassification or otherwise) that is pari passu with, or senior to, the Series B Preferred Stock;

(f)           issue or transfer to any third party equity securities of a Subsidiary of the Corporation unless such issuance or transfer is (i) to the Corporation or a wholly owned Subsidiary of the Corporation, (ii) required to comply with applicable Laws or (iii) part of a bona fide joint venture agreement and is not principally a financing transaction;

(g)          incur, assume, guarantee or otherwise become responsible for any indebtedness for borrowed money in an aggregate amount in excess of $7.5 million (excluding, for the avoidance of doubt, the Corporation’s indebtedness outstanding on the Closing Date under the First Lien Term Loan Agreement and the Second Lien Term Loan Agreement (each as defined in the Asset Purchase Agreement));

(h)         acquire from, or dispose of assets (including, for the avoidance of doubt, any businesses) to, a third party in one transaction, or a series of related transactions, in an amount exceeding $2.5 million per fiscal year of the Corporation (which, in the case of transactions involving partial or total consideration of property other than cash, shall be calculated based on the fair market value of the total consideration as determined in the good faith judgment of the Board of Directors), in each case, excluding (i) dispositions of worn-out, obsolete or surplus equipment in the ordinary course of business, and (ii) any acquisition contemplated by the Option Agreement (as defined in the Asset Purchase Agreement);

(i)           enter into any transaction, arrangement, agreement or contract with any Affiliates of the Corporation or any of its Subsidiaries, unless such transaction, arrangement, agreement or contract is on arms’ length terms approved by a majority of the disinterested directors on the Board of Directors (or a committee comprised solely of disinterested directors on the Board of Directors) and except as otherwise expressly contemplated by the Asset Purchase Agreement, the Registration Rights Agreement (as defined in the Asset Purchase Agreement) or the Parent Voting Agreement (as defined in the Asset Purchase Agreement);

(j)          consolidate or merge with or into or wind up into (whether or not the Corporation is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the Corporation’s consolidated assets, taken as a whole, in one or more related transactions, to any Person;

(k)        declare (or consent to) any voluntary or involuntary bankruptcy, dissolve, liquidate, wind up its affairs or enter into receivership unless the Series B Preferred Stock will be redeemed in full at a price equal to the Liquidation Preference upon the occurrence of such event; or

(l)          make any change, or enter into any transaction that would change, the classification of the Corporation as a corporation for U.S. federal income tax purposes or enter into any transaction that would otherwise result in the Holders holding equity in an entity classified for U.S. federal income tax purposes as other than a corporation.

6.2          Notwithstanding Section 6.1, so long as any shares of Series B Preferred Stock are outstanding, the Corporation shall not, without the affirmative vote of the Holders of each of the then outstanding shares of Series B Preferred Stock adversely affected thereby, whether by written consent or at a meeting of the Holders of Series B Preferred Stock duly called for such purpose, amend, alter or repeal any provision of this Articles of Amendment so as to:

(a)           reduce the number of shares of Series B Preferred Stock whose Holders must consent to an amendment or waiver pursuant to this Section 6.2;

(b)           reduce the Dividend Rate or change the method of payment of dividends on the Series B Preferred Stock to anything other than cash or the method set forth in Section 3;

(c)           reduce the Liquidation Preference;

(d)           reduce the amount payable upon a redemption of the Series B Preferred Stock;

(e)           make cash payments payable on the Series B Preferred Stock payable in money other than United States Dollars (“U.S. dollars”);

(f)           amend, modify or waive Section 2 except solely to reflect any issuance of Preferred Stock or other equity securities that is pari passu with, or senior to, the Series B Preferred Stock that is approved in accordance with Section 6.1; or

(g)           amend, modify or waive Section 11.4.

6.3          Each Holder of Series B Preferred Stock will have one vote per share on any matter on which Holders of Series B Preferred Stock are entitled to vote separately as a class, whether at a meeting or by written consent, pursuant to the express terms of this Articles of Amendment or as applicable law, including the Indiana Business Corporation Law, may expressly require a separate class vote of the Holders of Series B Preferred Stock.  Except as set forth in the immediately preceding sentence, each Holder of Series B Preferred Stock will not be entitled to vote on any matter submitted to the stockholders of the Corporation.

6.4          For the avoidance of doubt, any of the actions prohibited by or taken in contravention of Section 6.1 or Section 6.2 shall be ultra vires, null and void ab initio and of no force or effect.

6.5          For the avoidance of doubt, the terms and conditions set forth in Section 6.1 and Section 6.2 shall cease to be of any further force and effect upon such time that no share of Series B Preferred Stock remains outstanding.

7.          Information Rights.

7.1          So long as any shares of Series B Preferred Stock are outstanding, the Corporation shall furnish to Holders:

(a)          annual audited financial statements, quarterly unaudited financial statements and monthly unaudited financial statements, in each case, as soon as reasonably practicable after the completion of such period (and, in any event, no later than the date that such information is first required to be delivered to the Corporation’s security holders or lenders);

(b)          all notices, reports and certificates furnished by the Corporation or any of its Subsidiaries to the lenders or other debt holders under the agreements governing the Corporation’s or any of its Subsidiaries’ indebtedness; and

(c)          all notices delivered to the Corporation or any of its Subsidiaries from the lenders or other debt holders under the agreements governing the Corporation’s or any of its Subsidiaries’ indebtedness.

8.          Transfers.

8.1         On the Closing Date, the Series B Preferred Stock shall be represented by book-entry notations in the books and records of the Corporation. The Corporation shall keep and properly maintain at its principal executive offices a register of the outstanding shares of Series B Preferred Stock and any valid transfers thereof.

8.2          Subject to compliance with applicable securities laws, the Preferred Shares shall be freely transferable by the Holder thereof. In connection with any transfer of any share of Series B Preferred Stock, the transferring Holder and the proposed transferee shall duly complete and execute an assignment form substantially in the form attached hereto as Exhibit A and deliver such assignment form to the Corporation in accordance with Section 11.1.

8.3         Unless otherwise agreed to by the Corporation and the applicable Holder, each book-entry notation or certificate, if any, representing the Series B Preferred Stock will bear a restrictive legend substantially in the form set forth below:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT UNDER ANY CIRCUMSTANCES BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF WITHOUT AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH SECURITIES UNDER THE SECURITIES ACT AND ANY OTHER APPLICABLE SECURITIES LAWS OR DOCUMENTATION REASONABLY SATISFACTORY TO THE CORPORATION THAT REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OR APPLICABLE SECURITIES LAWS.

8.4         If physical certificates evidencing the Series B Preferred Stock are issued, the Corporation shall replace any mutilated certificate at the Holder’s expense upon surrender of that certificate to the Corporation. The Corporation shall replace certificates that become destroyed, stolen or lost at the Holder’s expense upon delivery to the Corporation of reasonably satisfactory evidence that the certificate has been destroyed, stolen or lost, together with any indemnity (if requested) reasonably satisfactory to the Corporation.

9.          Tax Reporting.

9.1.       The Corporation and each Holder hereby agree that it is their intention that (i) the Series B Preferred Stock issued pursuant to this Agreement shall be treated as equity (and not debt) for U.S. federal income tax purposes and (ii) each Holder shall not be required to include in income as a dividend for U.S. federal income tax purposes the Accreted Dividends on such Series B Preferred Stock unless and until such Accreted Dividends are declared and paid in cash pursuant to Section 3.2 (the matters described in the foregoing clauses (i) and (ii), the “Intended Tax Treatment”).

9.2.       The Corporation and each Holder will report consistently with, and take no positions inconsistent with (including in reporting on any IRS Form 1099 or any other information return), the Intended Tax Treatment unless otherwise required by a change in applicable law or a final “determination” (within the meaning of Section 1313(a) of the Code, and any similar provision of law) of a Governmental Authority which is binding on the Corporation.

9.3.        The Corporation shall (i) provide to any Holder, on a timely basis within a reasonable period following such Holder’s written request, (x) a certification that the Series B Preferred Stock held by such Holder does not constitute a United States real property interest, in accordance with Treasury Regulations Section 1.897-2(h)(1) or (y) written notice of its legal inability to provide such a certification and (ii) in connection with the provision of any certification pursuant to the preceding clause (i)(x), comply with the notice provisions set forth in Treasury Regulations Section 1.897-2(h).

9.4.       The Corporation shall use commercially reasonable efforts to provide any information reasonably requested by the Holders and necessary to enable the Holders to comply with their U.S. federal income tax reporting obligations.

10.          Additional Rights; Freedom to Pursue Opportunities.

10.1.      For so long as the Investor has any rights under Articles III or IV of the Stockholders Agreement, the Holders, as Holders of the Series B Preferred Stock, shall have such rights as if such rights were set forth herein, mutatis mutandis; provided, that in no event shall the foregoing result in any duplication of rights simultaneously exercisable by both the Investor and the Holders of the Series B Preferred Stock, and the Corporation shall be entitled to conclusively rely upon and act in accordance with, without any further action or inquiry, any action or determination made by the Investor under the Stockholders Agreement.

10.2.     The Holders shall be entitled to take such actions and receive the benefits as set forth in Section 5.1 of the Stockholders Agreement as if such provisions were set forth herein, mutatis mutandis.

11.          Miscellaneous.

11.1.  Any notice or other communication required or permitted to be delivered to any party under this Articles of Amendment will be in writing and delivered by (a) email or (b) overnight delivery via a national courier service:

with respect to any Holder, at the email address or physical address on file with the Corporation, with a copy (which will not constitute notice) so long as the Investor is a Holder to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
Attention: Brian Scrivani; Jeffrey Marell; Luke Jennings
Email: bscrivani@paulweiss.com; jmarell@paulweiss.com; ljennings@paulweiss.com with respect to the Corporation, to the following email address or physical address, as applicable:

MediaCo Holding Inc.
48 West 25th Street, Floor 3
New York, NY 10010
Attention: Chief Financial Officer and Vice President of Legal
Email: legal@mediacoholding.com

with a copy (which shall not constitute notice) to:

Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
Attention: Philip Richter; Colum J. Weiden
Email: Philip.Richter@friedfrank.com; Colum.Weiden@friedfrank.com

Notice or other communication pursuant to this Section 11.1 will be deemed given or received when delivered, except that any notice or communication received by email transmission on a non-Business Day or on any Business Day after 5:00 p.m., New York City time, or by overnight delivery on a non-Business Day, will be deemed to have been given and received at 9:00 a.m., New York City time, on the next Business Day. Any party may specify a different address, by written notice to the other party. The change of address will be effective upon the other party’s receipt of the notice of the change of address.

11.2.  Whenever possible, each provision hereof will be interpreted in a manner as to be effective and valid under applicable Law, but if any provision hereof is held to be prohibited by or invalid under applicable Law, then such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions hereof.

11.3.  This Articles of Amendment and all questions relating to the interpretation or enforcement of this Articles of Amendment will be governed by and construed in accordance with the Laws of the State of Indiana without regard to the Laws of the State of Indiana or any other jurisdiction that would call for the application of the substantive Laws of any jurisdiction other than the State of Indiana.

11.4.  The various provisions set forth herein are for the benefit of the Holders and will be enforceable by them, including by one or more actions for specific performance, in addition to any other remedies to which they may be entitled, at law or in equity. The Corporation acknowledges that the subject matter of this Articles of Amendment is unique and that the Holders would be damaged irreparably in the event that any of the provisions of this Articles of Amendment are not performed in accordance with their specific terms or otherwise are breached, and that remedies at law would not be adequate to compensate such other parties not in default or in breach. Accordingly, the Corporation agrees that the Holders shall be entitled to seek an injunction or injunctions to prevent breaches of the provisions of this Articles of Amendment and to enforce specifically the terms and provisions of this Articles of Amendment in addition to any other remedies to which they may be entitled, at law or in equity. The Corporation waives any defense that a remedy at law is adequate and any requirement to post bond or provide similar security in connection with actions instituted for injunctive relief or specific performance of this Articles of Amendment. All remedies available under this Articles of Amendment, at law, in equity or otherwise, will be deemed cumulative and not alternative or exclusive of other remedies. The exercise by any Holder of a particular remedy will not preclude the exercise of any other remedy.

11.5.  Except as set forth in Section 6.2, any provision contained herein and any right of the Holders granted hereunder may be waived as to all shares of Series B Preferred Stock (and the Holders thereof) upon the vote or written consent of the Holders of a majority of the shares of Series B Preferred Stock then outstanding.

11.6.  The headings of the sections included herein are for convenience of reference only and shall not define, limit or affect any of the provisions hereof.

11.7.  All dollar amounts referred to herein are in U.S. Dollars, and all amounts owing or payable hereunder shall be paid in U.S. dollars.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has caused these Articles of Amendment to be signed on the date first written above.

MEDIACO HOLDING INC.

By:	/s/ Kudjo Sogadzi
Name: Kudjo Sogadzi
Title: Interim President and Chief Operating Officer

[Signature Page to Articles of Amendment (Class B Preferred Shares)]

EXHIBIT A

ASSIGNMENT FORM

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers all of its rights and interest in and to ___________   Series B Preferred Stock standing in its name on the books of the Corporation to:

Name:
(Please Print)

Address:
(Please Print)

The undersigned hereby irrevocably instructs and appoints the officers of the Corporation its agent and attorney-in-fact (each, an “Agent”) to transfer the number of Series B Preferred Stock specified above on the books of the Corporation, to register each such transferee as the registered owner thereof and to take all other necessary and appropriate action to effect such transfer and registration. The Agent may substitute and appoint one or more persons to act on his or her behalf.

[Holder]

By:
Name:
Title: